Exhibit 2

2022
FIRST QUARTER RESULTS

• Stock Listing Information
Philippine Stock Exchange
Ticker: CHP

• Investor Relations
+ 632 8849 3600
E-Mail:
chp.ir@cemex.com

Operating and Financial Highlights

		January - March			First Quarter
	2022	2021	% var	2022	2021	% var
Net sales	5,240	5,202	1%	5,240	5,202	1%
Gross profit	1,989	2,023	(2%)	1,989	2,023	(2%)
as % of net sales	37.9%	38.9%	(1.0pp )	37.9%	38.9%	(1.0pp )
Operating earnings before other expenses, net	573	474	21%	573	474	21%
as % of net sales	10.9%	9.1%	1.8pp	10.9%	9.1%	1.8pp
Controlling Interest Net Income (Loss)	261	205	27%	261	205	27%
Operating EBITDA	1,047	1,026	2%	1,047	1,026	2%
as % of net sales	20.0%	19.7%	0.3pp	20.0%	19.7%	0.3pp
Free cash flow after maintenance capital expenditures	(115)	1,266	N/A	(115)	1,266	N/A
Free cash flow	(249)	580	N/A	(249)	580	N/A
Net debt[1]	6,299	6,089	3%	6,299	6,089	3%
Total debt[1]	10,910	12,153	(10%)	10,910	12,153	(10%)
Earnings per share[2]	0.02	0.02	0.27	0.02	0.02	27%

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales increased by 1% year-over-year during the first quarter of 2022 due mainly to price updates.

Cost of sales was 62% of sales for the first quarter of 2022, compared with 61% in the same period of 2021, mainly due to higher fuel cost.

Total fuel cost was up by 50% year-over-year driven by elevated global energy prices.

Total power cost was 8% lower year-over-year mainly due to lower volume sold.

APO Plant kiln #1 maintenance was executed in first quarter 2022.

Operating expenses were 27% of sales for the first three months of 2022, compared with 30% in the same period of 2021.

Distribution expenses were 13% of sales during the first quarter, a decrease of 3 percentage points year-over-year, supported by supply chain efficiencies.

Selling and administrative expenses, as a percentage of sales, were flat at 14% during the first quarter.

Operating EBITDA for the first quarter of 2022 increased by 2% year-over-year, mainly due to price updates and lower distribution expenses.

Operating EBITDA margin was flat at 20% for the first quarter of 2022, with price updates and efficiency initiatives.

Controlling interest net income was PHP 261 million, with higher operating earnings and a benefit in deferred income taxes booked during the first quarter of 2022.

Financial expenses increased by 67% year-over-year due to a temporary pause in interest capitalization for our Solid Plant New Line, prior to resumption of the project.

Foreign exchange losses were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate

Income taxes in the first quarter of 2021 included a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the CREATE Act3.

Total debt declined by 10% year-over-year, and stood at PHP 10,910 million at the end of March 2022, of which PHP 8,912 million pertained to debt owed to BDO Unibank, Inc. (the “BDO Loan Facility”).

[3]	The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, which was approved into law on March 26, 2021

2022 First Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - March	First Quarter	First Quarter 2022
	2022 vs. 2021	2022 vs. 2021	vs. Fourth Quarter 2021
Volume	(6%)	(6%)	10%
Price in PHP	7%	7%	3%

Volumes improved during the quarter, after a slow start affected by the recovery from Typhoon Odette and a surge in Omicron-led COVID-19 cases.

Our domestic cement prices were up by 3% sequentially due to price updates in the first quarter of 2022, mainly to reflect input cost inflation in fuel and transport.

2022 First Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - March			First Quarter
	2022	2021	% var	2022	2021	% var
Operating earnings before other income, net	573	474	21%	573	474	21%
+ Depreciation and operating amortization	474	552		474	552

Operating EBITDA	1,047	1,026	2%	1,047	1,026	2%
- Net financial expenses	104	63		104	63
- Maintenance capital expenditures	68	32		68	32
- Change in working capital	842	(323)		842	(323)
- Income taxes paid	141	27		141	27
- Other cash items (net)	7	(38)		7	(38)

Free cash flow after maintenance capital expenditures	(115)	1,266	N/A	(115)	1,266	N/A
- Strategic capital expenditures	134	686		134	686

Free cash flow	(249)	580	N/A	(249)	580	N/A

In millions of Philippine Pesos

Debt Information

	First Quarter			Fourth Quarter		First Quarter
	2022	2021	% var	2021		2022	2021
Total debt(1)(2)	10,910	12,153	(10%)	10,755	Currency denomination
Short term	47%	5%		35%	U.S. dollar	4%	3%
Long term	53%	95%		65%	Philippine peso	96%	97%

Cash and cash equivalents	4,611	6,064	(24%)	5,812	Interest rate

Net debt	6,299	6,089	3%	4,943	Fixed	67%	60%

Leverage Ratio(3)	2.81	2.95		2.79	Variable	33%	40%

Coverage Ratio(3)	7.45	6.47		7.20

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
(3)	Based on BDO Loan Facility financial covenants

2022 First Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - March			First Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	5,240,454	5,202,237	1%	5,240,454	5,202,237	1%
Cost of sales	(3,251,941)	(3,179,297)	(2%)	(3,251,941)	(3,179,297)	(2%)

Gross profit	1,988,513	2,022,940	(2%)	1,988,513	2,022,940	(2%)
Selling and Administrative Expenses	(718,425)	(719,201)	0%	(718,425)	(719,201)	0%
Distribution expenses	(697,127)	(829,894)	16%	(697,127)	(829,894)	16%

Operating earnings before other expenses, net	572,961	473,845	21%	572,961	473,845	21%
Other income (expenses), net	(7,494)	38,073		(7,494)	38,073

Operating earnings (loss)	565,467	511,918	10%	565,467	511,918	10%
Financial and other financial expenses, net	(104,298)	(62,578)	(67%)	(104,298)	(62,578)	(67%)
Foreign exchange gain (loss), net	(96,073)	(71,043)	(35%)	(96,073)	(71,043)	(35%)

Net income (loss) before income taxes	365,096	378,297	(3%)	365,096	378,297	(3%)
Income tax benefit (expenses)	(103,798)	(172,813)	40%	(103,798)	(172,813)	40%

Consolidated net income (loss)	261,298	205,484	27%	261,298	205,484	27%
Non-controlling interest net income (loss)	8	8	0%	8	8	0%

Controlling Interest net income (loss)	261,306	205,492	27%	261,306	205,492	27%

Operating EBITDA	1,047,455	1,026,033	2%	1,047,455	1,026,033	2%
Earnings per share	0.02	0.02	27%	0.02	0.02	27%

		as of March 31		as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	65,317,179	63,459,463	3%	64,387,766	1%
Cash and Temporary Investments	4,611,175	6,064,369	(24%)	5,811,635	(21%)
Derivative Asset	93,269	41,484	125%	12,540	644%
Trade Accounts Receivables	707,262	896,670	(21%)	696,868	1%
Other Receivables	62,481	42,511	47%	66,522	(6%)
Insurance Claims and Premium Receivables	0	0		91,798	(100%)
Inventories	4,299,643	2,206,582	95%	3,099,092	39%
Other Current Assets	2,205,888	1,590,609	39%	2,209,600	(0%)
Current Assets	11,979,718	10,842,225	10%	11,988,055	(0%)
Fixed Assets	22,856,861	21,921,009	4%	22,788,019	0%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	434,010	826,580	(47%)	436,240	(1%)
Advances to Contractors	1,274,668	1,057,699	21%	454,805	180%
Derivative asset - LT	29,179	0		17,910
Deferred Income Taxes - net	868,952	938,159	(7%)	828,946	5%
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,480,600	30,696,229	(1%)	29,611,692	3%

Total Liabilities	20,639,435	20,245,688	2%	20,180,841	2%
Current Liabilities	14,272,803	8,131,165	76%	12,695,504	12%
Long-Term Liabilities	4,408,233	10,038,103	(56%)	5,515,700	(20%)
Deferred Tax Liability	1,666	848	96%	1,445	15%
Other Liabilities	1,956,733	2,075,572	(6%)	1,968,192	(1%)

Consolidated Stockholders’ Equity	44,677,744	43,213,775	3%	44,206,925	1%
Non-controlling Interest	117	142	(18%)	125	(6%)
Stockholders’ Equity Attributable to Controlling Interest	44,677,627	43,213,633	3%	44,206,800	1%

2022 First Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January -March				First Quarter
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	102,113	107,484	(5%)	102,113	107,484	(5%)
Cost of sales	(63,366)	(65,688)	4%	(63,366)	(65,688)	4%

Gross profit	38,747	41,796	(7%)	38,747	41,796	(7%)
Selling and Administrative Expenses	(13,999)	(14,860)	6%	(13,999)	(14,860)	6%
Distribution expenses	(13,584)	(17,147)	21%	(13,584)	(17,147)	21%

Operating earnings before other expenses, net	11,164	9,789	14%	11,164	9,789	14%
Other income (expenses), net	(146)	787		(146)	787

Operating earnings (loss)	11,018	10,576	4%	11,018	10,576	4%
Financial and other financial expenses, net	(2,032)	(1,293)	(57%)	(2,032)	(1,293)	(57%)
Foreign exchange gain (loss), net	(1,872)	(1,468)	(28%)	(1,872)	(1,468)	(28%)

Net income (loss) before income taxes	7,114	7,815	(9%)	7,114	7,815	(9%)
Income tax benefit (expenses)	(2,023)	(3,571)	43%	(2,023)	(3,571)	43%

Consolidated net income (loss)	5,091	4,244	20%	5,091	4,244	20%
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	5,091	4,244	20%	5,091	4,244	20%

Operating EBITDA	20,410	21,199	(4%)	20,410	21,199	(4%)

		as of March 31		as of December 31
BALANCE SHEET	2022	2021	% Var	2021	% Var
Total Assets	1,262,413	1,307,634	(3%)	1,340,769	(6%)
Cash and Temporary Investments	89,122	124,961	(29%)	121,018	(26%)
Derivative Asset	1,803	855	111%	261	591%
Trade Accounts Receivables	13,670	18,477	(26%)	14,511	(6%)
Other Receivables	1,208	876	38%	1,385	(13%)
Insurance Claims and Premium Receivables	0	0		1,912	(100%)
Inventories	83,101	45,468	83%	64,533	29%
Other Current Assets	42,634	32,776	30%	46,011	(7%)
Current Assets	231,538	223,413	4%	249,631	(7%)
Fixed Assets	441,764	451,700	(2%)	474,523	(7%)
Investments in an Associate and Other Investments	272	290	(6%)	294	(7%)
Other Assets and Noncurrent Accounts Receivables	8,388	17,032	(51%)	9,084	(8%)
Advances to Contractors	24,636	21,795	13%	9,471	160%
Derivative asset - LT	564	0		373
Deferred Income Taxes - net	16,795	19,332	(13%)	17,261	(3%)
Goodwill	538,456	574,072	(6%)	580,132	(7%)
Other Assets	589,111	632,521	(7%)	616,615	(4%)

Total Liabilities	398,908	417,179	(4%)	420,232	(5%)
Current Liabilities	275,857	167,550	65%	264,363	4%
Long-Term Liabilities	85,200	206,843	(59%)	114,855	(26%)
Deferred Tax Liability	32	17	88%	30	7%
Other Liabilities	37,819	42,769	(12%)	40,984	(8%)

Consolidated Stockholders’ Equity	863,505	890,455	(3%)	920,537	(6%)
Non-controlling Interest	2	3	(33%)	3	(33%)
Stockholders’ Equity Attributable to Controlling Interest	863,503	890,452	(3%)	920,534	(6%)

2022 First Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made to consolidated financial statements, it means financial statements corresponding to CHP together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2022 has been converted at the end of period exchange rate of 51.74 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2022 has been converted at the January to March 2022 average exchange rate of 51.32 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures are investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - March		First Quarter		January - March
	2022 average	2021 average	2022 average	2021 average	2022 End of period	2021 End of period
Philippine peso	51.32	48.40	51.32	48.40	51.74	48.53

Amounts provided in units of local currency per US dollar

2022 First Quarter Results	Page 7

Disclaimer

The information contained in this report includes forward-looking statements. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to CEMEX Holdings Philippines, Inc.’s (“CHP”) plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,”, “intend”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, CHP’s current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP´s current plans based on such facts and circumstances unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated by in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which are incorporated by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; CHP’s and its subsidiaries (together, the “CHP Group”) exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which the CHP Group offers its products and services; general political, social, economic, health, and business conditions in the markets in which the CHP Group operates or that affect its operations and any significant economic, health, political, or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, labor, antitrust and acquisition-related rules and regulations; CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s notes and CEMEX’s other debt instruments; CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CHP Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; loss of reputation of the CHP Group’s brands; CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; CHP Group’s ability to achieve cost-savings with its cost-reduction initiatives and implement the CHP Group’s pricing initiatives for its products; the increasing reliance on information technology infrastructure for the CHP Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or that otherwise could have an impact on the CHP Group. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for the CHP Group’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2022 First Quarter Results	Page 8